Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited Third Quarter 2020 Earnings

Macau, Thursday, November 5, 2020 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the third quarter of 2020.

Total operating revenues for the third quarter of 2020 were US$0.9 million, compared to total operating revenues of US$158.1 million in the third quarter of 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in the third quarter of 2020.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$23.4 million and US$345.6 million for the third quarters of 2020 and 2019, respectively.

Studio City’s rolling chip volume was US$0.15 billion for the third quarter of 2020, versus US$2.77 billion in the third quarter of 2019. The rolling chip win rate was 3.41% in the third quarter of 2020, versus 2.71% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$49.7 million in the third quarter of 2020, compared with US$880.6 million in the third quarter of 2019. The mass market table games hold percentage was 31.5% in the third quarter of 2020, compared to 28.4% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$99.2 million, compared with US$711.2 million in the third quarter of 2019. The gaming machine win rate was 2.7% in the third quarter of 2020, compared to 2.8% in the third quarter of 2019.

Total gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$39.9 million and US$248.9 million in the third quarters of 2020 and 2019, respectively.

Revenues from the provision of gaming related services were negative US$16.5 million for the third quarter of 2020, compared with revenues from the provision of gaming related services of US$96.7 million for the third quarter of 2019. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the third quarter of 2020 were US$17.5 million, compared with US$61.4 million for the third quarter of 2019.

Operating loss for the third quarter of 2020 was US$72.5 million, compared with operating income of US$47.6 million in the third quarter of 2019.

Studio City generated negative Adjusted EBITDA(1) of US$30.2 million in the third quarter of 2020, compared to Adjusted EBITDA of US$90.9 million in the third quarter of 2019. The year-over-year decrease in Adjusted EBITDA was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the third quarter of 2020 was US$98.2 million, compared with net income attributable to Studio City International Holdings Limited of US$14.3 million in the third quarter of 2019. The net loss attributable to participation interest during the third quarter of 2020 was US$22.9 million and the net income attributable to participation interest during the third quarter of 2019 was US$4.3 million.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2020 were US$48.5 million, which mainly included interest expenses, net of amounts capitalized, of US$30.0 million and loss on extinguishment of debt of US$18.5 million.

Depreciation and amortization costs of US$42.4 million were recorded in the third quarter of 2020, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended September 30, 2020 referred to in Melco’s earnings release dated November 5, 2020 (“Melco’s earnings release”) was US$8.5 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2020 aggregated to US$657.6 million (December 31, 2019: US$327.2 million), including US$0.1 million of restricted cash (December 31, 2019: US$27.9 million). Total debt, net of unamortized deferred financing costs at the end of the third quarter of 2020, was US$1.58 billion (December 31, 2019: US$1.44 billion).

Capital expenditures for the third quarter of 2020 were US$53.7 million.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the fourth quarter of 2020.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering China from Macau were generally no longer subject to mandatory quarantine. On August 26, 2020, the Chinese authorities resumed the issuance of IVS visas for Guangdong residents, while the nationwide resumption of IVS visa issuance commenced on September 23, 2020. Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending. Furthermore, we continue to monitor the impact of COVID-19 on the construction of Studio City Phase 2. Prior to the COVID-19 outbreak, we estimated a construction period of approximately 32 months for Phase 2. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated 32 months and the current development period.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating revenues:
Provision of gaming related services	$(16,534)	$96,689	$(38,986)	$288,225
Rooms	2,567	21,872	12,330	63,822
Food and beverage	4,596	17,180	15,613	51,970
Entertainment	134	5,452	1,025	15,535
Services fee	4,612	10,514	19,706	29,892
Mall	5,246	5,827	14,738	7,753
Retail and other	319	567	1,077	1,717

Total operating revenues	940	158,101	25,503	458,914

Operating costs and expenses:
Provision of gaming related services	(7,368)	(5,719)	(18,932)	(17,353)
Rooms	(2,134)	(5,497)	(8,473)	(16,230)
Food and beverage	(4,451)	(14,163)	(20,556)	(43,489)
Entertainment	(682)	(4,051)	(2,676)	(17,271)
Mall	(1,101)	(2,069)	(3,648)	(7,076)
Retail and other	(239)	(443)	(880)	(1,345)
General and administrative	(15,181)	(35,211)	(69,787)	(98,470)
Pre-opening costs	(77)	(6)	(133)	(2,555)
Amortization of land use right	(834)	(825)	(2,499)	(2,473)
Depreciation and amortization	(41,517)	(42,744)	(122,406)	(128,821)
Property charges and other	100	256	(4,101)	(8,069)

Total operating costs and expenses	(73,484)	(110,472)	(254,091)	(343,152)

Operating (loss) income	(72,544)	47,629	(228,588)	115,762

Non-operating income (expenses):
Interest income	423	2,691	1,175	4,652
Interest expenses, net of amounts capitalized	(29,982)	(33,392)	(81,081)	(100,800)
Loan commitment fees	(106)	(104)	(315)	(311)
Foreign exchange (losses) gains, net	(303)	2,003	(4,107)	702
Other (expenses) income, net	(78)	(87)	(255)	518
Loss on extinguishment of debt	(18,497)	—	(18,497)	(2,995)
Costs associated with debt modification	—	—	—	(579)

Total non-operating expenses, net	(48,543)	(28,889)	(103,080)	(98,813)

(Loss) income before income tax	(121,087)	18,740	(331,668)	16,949
Income tax (expense) credit	(36)	(201)	106	(344)

Net (loss) income	(121,123)	18,539	(331,562)	16,605
Net loss (income) attributable to participation interest	22,880	(4,278)	71,427	(3,831)

Net (loss) income attributable to Studio City International Holdings Limited	$(98,243)	$14,261	$(260,135)	$12,774

Net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.303)	$0.059	$(0.965)	$0.053

Diluted	$(0.305)	$0.059	$(0.969)	$0.053

Net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic	$(1.212)	$0.236	$(3.861)	$0.211

Diluted	$(1.221)	$0.236	$(3.878)	$0.211

Weighted average Class A ordinary shares outstanding used in net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	324,207,049	241,818,016	269,481,487	241,818,016

Diluted	396,718,809	241,818,016	341,993,247	241,818,016

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$657,465	$299,367
Restricted cash	13	27,735
Accounts receivable, net	184	1,397
Amounts due from affiliated companies	16,240	61,990
Inventories	9,347	9,763
Prepaid expenses and other current assets	11,270	14,188

Total current assets	694,519	414,440

Property and equipment, net	2,144,564	2,107,457
Long-term prepayments, deposits and other assets	94,127	57,087
Restricted cash	131	130
Operating lease right-of-use assets	17,426	14,238
Land use right, net	116,985	118,888

Total assets	$3,067,752	$2,712,240

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$452	$3,337
Accrued expenses and other current liabilities	82,326	82,553
Income tax payable	33	33
Amounts due to affiliated companies	33,830	14,248

Total current liabilities	116,641	100,171

Long-term debt, net	1,583,883	1,435,088
Other long-term liabilities	6,119	3,149
Deferred tax liabilities, net	1,355	1,453
Operating lease liabilities, non-current	16,920	13,720

Total liabilities	1,724,918	1,553,581

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 and 241,818,016 shares issued and outstanding, respectively	37	24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	1,655,602
Accumulated other comprehensive income	13,198	269
Accumulated losses	(1,024,669)	(764,534)

Total shareholders’ equity	1,122,800	891,368

Participation interest	220,034	267,291

Total shareholders’ equity and participation interest	1,342,834	1,158,659

Total liabilities, shareholders’ equity and participation interest	$3,067,752	$2,712,240

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited to

Adjusted Net (Loss) Income Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income attributable to Studio City International Holdings Limited	$(98,243)	$14,261	$(260,135)	$12,774
Pre-opening costs	77	6	133	2,555
Property charges and other	(100)	(256)	4,101	8,069
Loss on extinguishment of debt	18,497	—	18,497	2,995
Costs associated with debt modification	—	—	—	579
Participation interest impact on adjustments	(3,141)	58	(4,123)	(3,275)

Adjusted net (loss) income attributable to Studio City International Holdings Limited	$(82,910)	$14,069	$(241,527)	$23,697

Adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.256)	$0.058	$(0.896)	$0.098

Diluted	$(0.259)	$0.058	$(0.903)	$0.098

Adjusted net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic	$(1.023)	$0.233	$(3.585)	$0.392

Diluted	$(1.035)	$0.233	$(3.612)	$0.392

Weighted average Class A ordinary shares outstanding used in adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	324,207,049	241,818,016	269,481,487	241,818,016

Diluted	396,718,809	241,818,016	341,993,247	241,818,016

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating (loss) income	$(72,544)	$47,629	$(228,588)	$115,762
Pre-opening costs	77	6	133	2,555
Depreciation and amortization	42,351	43,569	124,905	131,294
Property charges and other	(100)	(256)	4,101	8,069

Adjusted EBITDA	$(30,216)	$90,948	$(99,449)	$257,680

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income attributable to Studio City International Holdings Limited	$(98,243)	$14,261	$(260,135)	$12,774
Net (loss) income attributable to participation interest	(22,880)	4,278	(71,427)	3,831

Net (loss) income	(121,123)	18,539	(331,562)	16,605
Income tax expense (credit)	36	201	(106)	344
Interest and other non-operating expenses, net	48,543	28,889	103,080	98,813
Property charges and other	(100)	(256)	4,101	8,069
Depreciation and amortization	42,351	43,569	124,905	131,294
Pre-opening costs	77	6	133	2,555

Adjusted EBITDA	$(30,216)	$90,948	$(99,449)	$257,680

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Room Statistics(3):
Average daily rate(4)	$119	$135	$134	$134
Occupancy per available room	13%	100%	20%	100%
Revenue per available room(5)	$16	$135	$27	$134
Other Information(6):
Average number of table games	291	292	279	293
Average number of gaming machines	595	896	579	952
Table games win per unit per day(7)	$774	$12,126	$2,234	$12,481
Gaming machines win per unit per day(8)	$48	$243	$96	$226

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three and nine months ended September 30, 2020 due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games and gaming machines that were not in operation during the three and nine months ended September 30, 2020 due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis